For immediate release

Aspen Group Reports Third Quarter and Nine-Month Results

OKLAHOMA CITY, Oklahoma, November 17, 2004 -- Aspen Group Resources Corporation, (TSX: ASR) (“Aspen” or the “Company”), announced its financial results for the third quarter and nine months of fiscal 2004 ended September 30, 2003. Aspen reports its results in U.S. dollars.

U.S. Asset Sale

On October 15, 2004 Aspen announced it had closed the sale of its U.S. oil and gas assets (“U.S. Assets”) for $22 million, which is within the average range of similar properties sold in the Mid Continent region within the preceding 18 months. The transaction had an effective date of June 1, 2004 and was accounted for in the third quarter of 2004. After deductions for typical closing items, revenue from the properties from the effective date to the closing date, and allowances for environmental contingencies and title defects, the Company netted $18.3 million from the sale. The book value of the U.S. Assets as at June 1, 2004 was $33 million. Included in the $33 million were proven undeveloped reserves originally held by predecessor companies which were assigned zero value in the calculation of the sale price .The difference between the book value and sale price resulted primarily from the proven undeveloped reserves valuation. Therefore, the Company has incurred an accounting loss in the third quarter of 2004 of $14.5 million to reflect the difference between book value and sale price.

Results from Operations

For the nine-month period ended September 30, 2004, Aspen reported revenues of $5.1 million compared to $7.0 million recorded in the same period last year. For the period, Aspen recorded a net loss of $16.9 million or ($0.31) per share, versus a net loss of $22 thousand, or ($0.00) per share for the same period in 2003. Cash flow from operations for the nine-month period was negative $238 thousand compared to $2.3 million in positive cash flow for the same period in 2003.

In the third quarter ended September 30, 2004, Aspen reported revenues of $900 thousand compared to $2.6 million recorded in the same period last year. For the period, Aspen recorded a loss of $16 million, or ($0.26) per share, versus a gain of $181 thousand or $0.00 per share in the same period in 2003. Cash flow from operations for the three-month period was negative $1 million compared to positive cash flow of  $1 million in the same period last year.

Results from operations were negatively impacted in the three and nine-month periods in 2004 due to the aforementioned loss and reduced revenue caused by the sale of the U.S. Assets. Also impacting results was a significant year over year increase in general and administrative expense primarily due to increases in legal expenses and director’s insurance premiums due to the on-going litigation the Company is involved in.

Due to the sale of its U.S. Assets, as at September 30, 2004, Aspen had working capital of $17,668,862 before bank debt.  Subsequent to the end of the quarter and upon receipt of the funds from the sale, the Company repaid its U.S. bank debt of $8,706,210 and a Canadian promissory note of  $873,768.

Net production from the Company’s Canadian assets averaged 300 boe/d (barrel of oil equivalent/day, 6:1 conversion) in the three-month period. Average prices received the quarter ended September 30, 2004 were $25.38 per bbl. for oil and $4.39 per mcf for natural gas.

Comparative summary results for three and nine-month periods ended September 30, 2004 are shown in US Dollars in the following tables. Additional information is contained in the Company’s financial statements, which are available for review in the SEDAR database. (www.sedar.com)

Condensed Consolidated Summary Balance Sheet as at

(In US Dollars)

	Sept. 30, 2004 (Unaudited)	Dec. 31, 2003 (Audited)

Assets
Current assets	$21,869,286	$5,189,120
Proved Oil and gas properties (net of depletion)	4,862,574	39,487,383
Property, equipment and other assets (net of depreciation)	897,707	947,075
Total Assets	$27,629,567	$45,623,578

Liabilities and Stockholders’ Equity
Accounts payable and accrued interest and expenses	$4,200,424	$5,853,165
Notes payable and current maturities of long-term debt	10,905,727	13,443,332
Long-term debt, net of current maturities	19,788	99,005
Asset Retirement Obligation	309,631	317,846
Deferred Income Taxes	-	-
Stockholders’ Equity	12,193,997	25,910,230
Total Liabilities and Stockholders’ Equity	$27,629,567	$45,623,578

Condensed Consolidated Summary Statements of Operations

(Unaudited In US Dollars)

	Nine Months ended Sept. 30		Three Months ended Sept. 30
	2004	2003	2004	2003
Revenue	$5,100,745	$7,042,855	$892,786	$2,614,334
Expenses
Production, operating	2,468,157	2,878,897	721,457	995,211
General, administrative	2,355,240	1,300,625	995,637	384,411
Depreciation, depletion	2,206,312	2,170,569	411,866	829,672
Interest, financing costs	507,477	585,007	215,811	168,167
Total expenses	$7,537,186	$7,042,855	$2,344,771	$2,446,167
Net income (loss) before taxes	$(2,436,441)	$107,757	$(1,451,985)	$236,873
Gain (loss) on sale of assets	$(14,554,381)	$(38,863)	$(14,554,381)	$(53,364)

Net income (loss) after tax	$(16,990,822)	$(22,166)	$(16,006,366)	$181,976
Net income (loss) per share	$(0.31)	$(0.00)	$(0.26)	$0.03

Weighted avg. shares	55,365,150	49,575,839	62,039,901	51,378,037

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen’s shares trade on The Toronto Stock Exchange under the symbol ASR.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor

877-775-8734

koconnor@aspengroupresources.com